

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

Josef Valdman
Chief Executive Officer
Perimeter Acquisition Corp. I
6060 N. Central Express Way, Suite 500
Dallas, TX 75204

> **Re: Perimeter Acquisition Corp. I**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed April 18, 2025**
> **File No. 333-285974**

Dear Josef Valdman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note the Letter Agreement filed as Exhibit 10.8 requires the prior consent of the sponsor before entering into a definitive agreement regarding a proposed business combination. Please revise the registration statement to include this disclosure. Refer to Item 1603(a)(5) of Regulation S-K.

Exhibits

2.   Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. For example, we note paragraph 11 of Schedule 2. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

    Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Forman, Esq.